UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

          Under the Securities Exchange Act of 1934 (Amendment No. 5)*


                          Fremont General Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  A-357288109
            -------------------------------------------------------
                                 (CUSIP Number)


                               James A. McIntyre
     2020 Santa Monica Boulevard, Suite 600, Santa Monica, California 90404
                                (310) 315-5500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               December 31, 1999
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240-13d-1(g), check the following box / /.


NOTE:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. A-357288109                                          Page 2 of 7 Pages
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-----  -------------------------------------------------------------------------
  1 NAME OF REPORTING PERSON'S I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only)

       James Albert McIntyre

-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) / /
                                                                       (b) / /

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

       OO, PF

-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  / /


-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
  NUMBER OF         7    SOLE VOTING POWER                    8,885,219 (1)
    SHARES        -----  -------------------------------------------------------
 BENEFICIALLY       8    SHARED VOTING POWER                    330,000 (1)
   OWNED BY       -----  -------------------------------------------------------
     EACH           9    SOLE DISPOSITIVE POWER               8,885,219 (1)
  REPORTING       -----  -------------------------------------------------------
    PERSON         10    SHARED DISPOSITIVE POWER               330,000 (1)
     WITH
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON                                                 9,215,219 (1))

-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                  / /

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         13.05%

-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (See Instructions)
       IN
-----  -------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP No. A-357288109                                          Page 3 of 7 Pages
---------------------                                          -----------------



ITEM 1. SECURITY AND ISSUER.


     Common Stock of Fremont General Corporation (the "Company"), 2020 Santa Monica Boulevard, Suite 600, Santa Monica, California 90404.


ITEM 2. IDENTITY AND BACKGROUND.

     Set forth below is the following information with respect to the individual on behalf of whom this Schedule 13D is being signed: (a) name; (b) address; (c) information concerning principal occupation or employment; (d) information concerning criminal convictions during the past five years; (e) information concerning civil or administrative proceedings during the past five years; and
(f) information with respect to citizenship.

              (a)    James Albert McIntyre

              (b)    2020 Santa Monica Boulevard, Suite 600
                     Santa Monica, California 90404

              (c) Chairman and Chief Executive Officer of the Company, whose address is set forth in Item 1 hereof.

              (d)    None.

              (e)    None.

              (f)    United States.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. (1)


JAMES A. MCINTYRE LIVING TRUST

     The James A. McIntyre Living Trust, of which Mr. McIntyre is trustee, owns 2,907,502 shares of the Company's Common Stock. The trust acquired the shares as gifts from James A. McIntyre, the Padaro Trust A and the McIntyre Family Trust.

PADARO PARTNERSHIP, L.P.

     The James A. McIntyre Living Trust, of which Mr. McIntyre is trustee, is the 2% general partner in the Padaro Partnership, L.P., which owns 3,000,000 shares of the Company's Common Stock. The Padaro Partnership, L.P. acquired the shares from the James A. McIntyre Living Trust and the Padaro Trust.

--------

     (1) All share numbers and prices included herein have been adjusted for a 10% stock dividend paid in June 1995, a three-for-two split of the Company's Common Stock effected in February 1996 and a two-for-one split of the Company's Common Stock effected in December 1998.

                                  SCHEDULE 13D
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CUSIP No. A-357288109                                          Page 4 of 7 Pages
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JAMES A. MCINTYRE GRANDCHILDREN'S TRUST

     The James A. McIntyre Grandchildren's Trust, of which Mr. McIntyre is trustee, owns 50,700 shares of the Company's Common Stock. The trust acquired the shares as gifts from the James A. McIntyre Living Trust.


JAMES A. MCINTYRE CHARITABLE REMAINDER UNITRUSTS

     The 1994 James A. McIntyre Charitable Remainder Unitrust owns 20,000 shares of the Company's Common Stock and the 1998 James A. McIntyre Charitable Remainder Unitrust owns 10,000 shares of the Company's Common Stock. Mr. McIntyre is the trustee of each of these trusts. The trusts acquired the shares as gifts from the James A. McIntyre Living Trust.


COMPANY BENEFIT PLANS

     As of December 31, 1999 (the most recent valuation date), Mr. McIntyre owned: (i) 607,573 shares pursuant to the Company's 401(k) Plan, (ii) 41,411 shares pursuant to the Company's Employee Stock Ownership Plan ("ESOP"), (iii) 36,168 shares pursuant to the Company's Excess Benefit Plan, and (iv) 239,671 shares pursuant to the Senior Supplemental Executive Retirement Plan ("SERP").


THE COMPANY'S 1995 RESTRICTED STOCK AWARD PLAN AND 1997 STOCK PLAN

     Mr. McIntyre owns 1,414,040 shares of the Company's Common Stock that he was awarded pursuant to the Company's 1995 Restricted Stock Award Plan, as amended (the "1995 Plan"), and the 1997 Stock Plan (the "1997 Plan"). The shares of Common Stock awarded under the 1995 Plan and 1997 Plan are restricted and may not be sold by Mr. McIntyre until certain restrictions lapse. Shares will generally be released from restriction at the rate of ten percent (10%) per year beginning on the first designated release date and on each of the nine anniversaries thereafter, provided that Mr. McIntyre's status as an employee or director has not terminated and the Company has not exercised its reacquisition option, and subject to certain provisions contained in Mr. McIntyre's Employment Agreement, as amended, with the Company. See Item 6. Mr. McIntyre has full voting and dividend rights with respect to the shares.

THE COMPANY'S AMENDED NON-QUALIFIED STOCK OPTION PLAN OF 1989

     As of December 31, 1999, Mr. McIntyre held options, which were exercisable within sixty days of such date, to purchase 558,154 shares of Common Stock granted to him under the Company's Amended Non-Qualified Stock Option Plan of 1989.

THE MCINTYRE FOUNDATION

     The McIntyre Foundation, of which Mr. McIntyre is a director, owns 330,000 shares of Common Stock. The McIntyre Foundation acquired the shares as gifts from the James A. McIntyre Living Trust.

                                  SCHEDULE 13D
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CUSIP No. A-357288109                                          Page 5 of 7 Pages
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ITEM 4. PURPOSE OF TRANSACTION.

     Mr. McIntyre acquired his shares of the Company's Common Stock through (i) gifts from family members, (ii) purchases directly from the Company, (iii) private purchases and transfers from family members and (iv) under employee benefit plans. Mr. McIntyre may sell or acquire additional shares in the future depending on his view of the business prospects of the Company, investment alternatives, market conditions, and other factors.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER. (1)

     (a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by Mr. McIntyre are as follows:


       NAME                SHARES BENEFICIALLY OWNED         PERCENT OF CLASS(1)
------------------       -----------------------------       -------------------

James A. McIntyre                9,215,219 (2)                      13.05%



              (1) Based on 70,038,594 shares of the Company's Common Stock outstanding as of December 31, 1999.

              (2) Includes options to purchase 558,154 shares the Company's Common Stock which were exercisable within sixty days of December 31, 1999, and 924,823 shares held by the trustees under the Company's 401(k) Plan, Employee Stock Ownership Plan, Excess Benefit Plan and Senior Supplemental Executive Retirement Plan (the "Plans"). Also includes 1,414,040 shares of the Company's Common Stock awarded pursuant to the Company's 1995 Plan and the 1997 Plan. The shares of Common Stock awarded under the 1995 Plan and 1997 Plan are restricted and may not be sold by Mr. McIntyre until certain restrictions lapse. See Item 3. Includes 330,000 shares of the Company's Common Stock owned by the McIntyre Foundation, for which Mr. McIntyre disclaims beneficial ownership. Excludes 50,000 shares of Fremont General Financing I (a wholly owned subsidiary of the Company) 9% Trust Originated Preferred Securities (TOPrS)SM (service mark of Merrill Lynch & Company) held by Mr. McIntyre or the James A. McIntyre 1994 Charitable Remainder Unitrust which securities are non-voting. Excludes $1,550,000 of the Company's 7.70% Series B Senior Notes due 2004 owned by the Severn Trust, a charitable remainder trust for which Mr. McIntyre's mother is trustee, which securities are non-voting, and for which Mr. McIntyre disclaims beneficial ownership.

                                  SCHEDULE 13D

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CUSIP No. A-357288109                                          Page 6 of 7 Pages
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     (b) Mr.  McIntyre  has sole voting and  dispositive  power with  respect to
shares of the  Company's  Common  Stock  owned by   (i)  the  James A.  McIntyre
Living Trust of which he is trustee; (ii) the James A. McIntyre Grandchildren's Trust of which he is trustee; (iii) the James A. McIntyre 1994 and 1998
Charitable   Remainder   Unitrusts  of  which  he  is  trustee,(iv)  the  Padaro
Partnership, L.P., of which he is the indirect (through the James A. McIntyre Living Trust) general partner, and (v) Mr. McIntyre directly, whether or not granted pursuant to the Company's 1995 Plan and 1997 Plan. Shares held in trust under the Plans other than the ESOP and SERP are allocated to the participants and are voted pursuant to the participant's instructions (or for those participants who do not vote, in proportion to the votes which are received from participants who do vote). Shares held in the ESOP and SERP are voted by the Plan's trustee upon instructions from the participant to whose account the stock is allocated and from the Committee appointed by the Company's Board of Directors as to the unallocated shares of stock.

     Mr. McIntyre has shared voting power and dispositive power with respect to the Company's Common Stock owned by the The McIntyre Foundation, of which Mr. McIntyre is a director. Mr. McIntyre disclaims beneficial ownership of such shares.

     (c) The following is a list of transactions within the past sixty days by Mr. McIntyre:

        (i) Mr. McIntyre participates in the Company's benefit plans under which periodic purchases of the Company's Common Stock are made or awards are received, including an award on November 11, 1999 pursuant to which Mr. McIntyre was granted 320,000 shares of restricted Common Stock under the Company's 1997 Plan;


        (ii) On December 10, 1999, the James A. Mr. McIntyre Living Trust transferred 20,900 shares of Common Stock to the James A. McIntyre Grandchildren's Trust;


        (iii) On December 10, 1999, the James A. McIntyre Living Trust transferred 10,000 shares of Common Stock to the 1994 James A. McIntyre Charitable Remainder Unitrust;

        (iv)   On  December  2,  1999,   the  James  A.  McIntyre  Living  Trust
               transferred 112,000 shares of Common Stock to The McIntyre Foundation;


     (d) The McIntyre Foundation is a charitable foundation that owns 330,000 shares of Common Stock. Mr. McIntyre is one of three directors of such foundation. Mr. McIntyre shares voting and dispositive power of such Common Stock with the other directors of the foundation. Mr. McIntyre disclaims beneficial ownership of such shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Mr. McIntyre is party to an Employment Agreement, as amended, with the Company that provides, among other things, for (i) accelerated vesting of stock options or other rights to acquire Company Common Stock, if any, and (ii) the accelerated release of the restrictions on any restricted stock held by

                                  SCHEDULE 13D

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CUSIP No. A-357288109                                          Page 7 of 7 Pages
---------------------                                          -----------------


Mr. McIntyre. Such acceleration occurs upon certain changes of control in the ownership of the Company or in the event that Mr. McIntyre elects to voluntarily terminate his employment relationship with the Company.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.


ITEM 8.  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 10, 2000                      /s/ JAMES A. MCINTYRE
                                               ---------------------
                                               James A. McIntyre